Exhibit 99.1

ObsEva To Increase Issued Share Capital by Creating Additional Treasury Shares

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – December 9, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies for women’s health, announced today that its board of directors approved on December 8, 2022 an increase of its share capital through the issuance of 20,000,000 newly registered shares at an issue price of 1/13 of a Swiss Franc each. The 20,000,000 new shares, to be issued out of the company’s authorized capital, will be fully subscribed for by ObsEva USA Inc., its 100% wholly owned subsidiary, and listed on the SIX Swiss Exchange on or around December 12, 2022. The transaction has been decided to provide the group with additional treasury shares that can be used in the future to raise funds in an efficient manner, as well as for the equity plans of the company and its subsidiaries.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. ObsEva has established a development program focused on improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward Looking Statements of ObsEva SA

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the potential to raise funds in the future. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the ability of ObsEva to resolve its current indebtedness position, the outcome and potential impact of ObsEva’s intended withdrawal of the pending moratorium proceedings before Swiss courts, including with respect to ObsEva’s agreements with third parties and outstanding debt obligations, ObsEva’s ability to successfully restructure its operations, ObsEva’s ability to regain compliance with the continued listing rules of Nasdaq Stock Market, LLC (“Nasdaq”) and the potential for Nasdaq to use its discretionary authority to delist ObsEva’s common shares in connection with the pending Swiss moratorium proceedings if ObsEva is not able to withdraw such proceedings, the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (the “SEC”) on March 10, 2022, in the Reports on Form 6-K filed with the SEC on May 17, 2022, August 17, 2022 and December 1, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Will Brown

will.brown@obseva.com

+1 (334) 313-2319